UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)

NXP Semiconductors N.V.

(Name of Issuer)

COMMON STOCK
NOMINAL VALUE €.20 PER SHARE

(Title of Class of Securities)

N6596X109

(CUSIP Number)

HERMAN H. RASPÉ, ESQ.
PATTERSON BELKNAP WEBB & TYLER LLP
1133 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10036-6710
(212) 336-2000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 6, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N6596X109

1	Names of Reporting Person: Philips Pension Trustees Limited I.R.S. Identification No. of Above Person (Entities Only): N/A
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☒ (SEE ITEM 5)
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0 (SEE ITEM 5)
	8	Shared Voting Power 168,295,784 (SEE ITEM 5)
	9	Sole Dispositive Power 0 (SEE ITEM 5)
	10	Shared Dispositive Power 168,295,784 (SEE ITEM 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,533,214 (SEE ITEM 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13	Percent of Class Represented by Amount in Row (11) 14.17% (SEE ITEM 5)
14	Type of Reporting Person (See Instructions) CO, EP

CUSIP No. N6596X109

1	Names of Reporting Person: PPTL Investment LP I.R.S. Identification No. of Above Person (Entities Only): N/A
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☒ (SEE ITEM 5)
3	SEC Use Only
4	Source of Funds (See Instructions) N/A (SEE ITEM 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Scotland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 35,533,214 (SEE ITEM 5)
	8	Shared Voting Power 168,295,784 (SEE ITEM 5)
	9	Sole Dispositive Power 35,533,214 (SEE ITEM 5)
	10	Shared Dispositive Power 168,295,784 (SEE ITEM 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,533,214 (SEE ITEM 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13	Percent of Class Represented by Amount in Row (11) 14.17% (SEE ITEM 5)
14	Type of Reporting Person (See Instructions) PN

CUSIP No. N6596X109

1	Names of Reporting Person: PPTL Investment Limited I.R.S. Identification No. of Above Person (Entities Only): N/A
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☒ (SEE ITEM 5)
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Scotland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0 (SEE ITEM 5)
	8	Shared Voting Power 168,295,784 (SEE ITEM 5)
	9	Sole Dispositive Power 0 (SEE ITEM 5)
	10	Shared Dispositive Power 168,295,784 (SEE ITEM 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,533,214 (SEE ITEM 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13	Percent of Class Represented by Amount in Row (11) 14.17% (SEE ITEM 5)
14	Type of Reporting Person (See Instructions) CO

Statement on Schedule 13D/A

This Amendment No. 3, being filed by (i) Philips Pension Trustees Limited (“Philips Pension Trustees”), a private limited company organized under the laws of England and Wales, (ii) PPTL Investment LP, a limited partnership organized under the laws of Scotland (“PPTL LP”) and (iii) PPTL Investment Limited, a Scottish company limited by guarantee (“GP” and together with Philips Pension Trustees and PPTL LP, the “Reporting Persons”), amends the Schedule 13D initially filed on September 17, 2010 (“Original 13D”), as amended by Amendment No. 1 filed on November 2, 2010 (“First Amendment”) and Amendment No. 2 filed on April 6, 2011 (“Second Amendment”), relating to the beneficial ownership of common stock, nominal value €.20 per share (“Common Stock”), of NXP Semiconductors N.V. (the “Issuer”), a public company with limited liability incorporated under the laws of The Netherlands.  The principal executive office of the Issuer is located at High Tech Campus 60, 5656 AG Eindhoven, The Netherlands.  Information reported in the Original 13D, as amended or superseded by information contained in the First Amendment and Second Amendment, remains in effect except to the extent that it is amended or superseded by information contained in this Amendment.  Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Original 13D, as amended by the First Amendment and Second Amendment.

Item 4.  Purpose of Transaction

Item 4 of the Original 13D is hereby amended and restated as follows:

The Share Transaction was for portfolio investment purposes of the Pension Fund.  The PPTL Share Transfer was for the purpose of providing limited liability for the Pension Fund with respect to liabilities arising from the holding of Transfer Shares.

The terms of the Restated LP Agreement require that PPTL LP sell Transfer Shares, to the extent such sale is possible in terms of the legal, contractual and regulatory requirements applicable to PPTL LP as the holder of the Transfer Shares (the “Applicable Requirements”), on the first business day on which such sale becomes possible under the Applicable Requirements (allowing for exceptions as determined by GP as general partner of PPTL LP).  The Restated LP Agreement further requires that the balance of any unsold Transfer Shares be sold as soon as such sale becomes possible under the Applicable Requirements in a manner that is consistent with achieving a reasonable price.  The Restated LP Agreement is incorporated by reference in Item 7 herein, and its terms are hereby incorporated by reference in this Item 4.

On April 5, 2011, PPTL LP sold an aggregate of 7,182,436 shares of Common Stock in an underwritten public offering of 34,431,000 shares of Common Stock by certain selling stockholders of the Issuer at a price per share of $28.95 (net of underwriting discounts and commissions, but before expenses) (the “Offering”), pursuant to the underwriting agreement, dated March 30, 2011, among Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, as representatives of the several underwriters named therein, the Issuer, and PPTL LP and the other selling stockholders (the “Underwriting Agreement”).  Pursuant to the Underwriting Agreement, PPTL LP agreed not to sell any shares of Common Stock (subject to certain exceptions) for up to 90 days from the date of the Prospectus filed in connection with the Offering without the prior written consent of the underwriters, which period expired on June 28, 2011.  The Underwriting Agreement is incorporated by reference in this Schedule 13D in Item 7 and its terms are hereby incorporated by reference in this Item 4.

On July 6, 2011 (the “Sales Plan Effective Date”), PPTL LP entered into a Sales Plan (the “Sales Plan”) with J. P. Morgan Securities LLC (“JPMS”) as broker in order to enable the disposition of up to 2,500,000 shares of Common Stock pursuant to Rule 144 under the Securities Act of 1933 within the three-month period beginning on the Sales Plan Effective Date (the “Intended Disposition”) and transmitted for filing with the Securities and Exchange Commission a Form 144 covering such Intended Disposition.  The Sales Plan is attached as Exhibit 10 hereto and its terms are hereby incorporated by reference in this Item 4.

Except for the foregoing, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto, currently has any other plans or proposals which relate to or would result in the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original 13D is hereby amended and supplemented by adding the following statement after the final paragraph thereof:

In connection with the Intended Disposition, PPTL LP entered into the Sales Plan with JPMS on July 6, 2011.  The Sales Plan is attached as Exhibit 10 hereto and its terms are hereby incorporated by reference in this Item 6.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Original 13D is hereby amended to add the following:

Exhibit 10:  Sales Plan, dated July 6, 2011, between PPTL LP and JPMS.*

* Filed herewith

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2011

PHILIPS PENSION TRUSTEES LIMITED

/s/ S. Roberts
Name: S. Roberts
Title: Director

PPTL INVESTMENT LP

/s/ M. R. Armstrong
Name: M. R. Armstrong
Title: Director, PPTL Investment Limited as General Partner on behalf of PPTL Investment LP

PPTL INVESTMENT LIMITED

/s/ M. R. Armstrong
Name: M. R. Armstrong
Title: Director

EXHIBIT INDEX

Exhibit 10	Sales Plan, dated July 6, 2011, between PPTL Investment LP and J. P. Morgan Securities LLC.*

*	Filed herewith